UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING


                          SEC FILE NUMBER     0-14857

                                    FORM 10K

                       FOR PERIOD ENDED:  March 31, 1995


              PaineWebber Equity Partners One Limited Partnership
             (Exact name of registrant as specified in its charter)


265 Franklin Street, Boston, Massachusetts     02110
 (Address of principal executive offices)   (Zip Code)


Registrant's telephone number, including area code (617) 439-8118

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a)The reasons described in reasonable detail in Part III of this form
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        could not be eliminated without unreasonable effort or expense;
  X (b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c)The accountant's statement or other exhibit required by Rule 12b-25(c)
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        has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-K of PaineWebber Equity Partners One Limited Partnership (the `Registrant'') will not be completed by June 29, 1995, the last day for a timely filing of such Annual Report for the period ended March 31, 1995.

Additional time is required in order to enable the Registrant to file a complete and accurate report. The Form 10-K will be filed on or before July 14, 1995, in accordance with Rule 12b-25(b).
PART IV - OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification:

   Thomas W. Boland  (617)  439-8138

(2)Have all other periodic reports under Section
   13 or 15(e) of the Securities Exchange Act of
   1934 or Section 30 of the Investment Company
   Act of 1940 during the preceding 12 months (or
   for such shorter) period that the registrant
   was required to file such reports) been filed?
   If answer is no, identify report(s).
                                             Yes   X        No


(3)Is it anticipated that any significant change
   in results of operations from the
   corresponding period for the last fiscal year
   will be reflected by the earnings statements
   to be included in the subject report or
   portion thereof?
                                             Yes            No   X

   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

              PaineWebber Equity Partners One Limited Partnership
             (Exact name of registrant as specified in its charter)has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:June 28, 1995                    By:  /s/ Walter V. Arnold
                                      Walter V. Arnold, Senior Vice President
                                      and Chief Financial Officer